

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Matthew Gall
Chief Financial Officer
iTeos Therapeutics, Inc.
321 Arsenal St
Watertown , MA

      Re: iTeos Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed March 23, 2022
           File No. 001-39401

Dear Mr. Gall:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Life Sciences